MIGENIX Inc. 102 - 2389 Health Sciences Mall Vancouver, BC V6T 1Z3 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX RELEASES CEO MESSAGE #22

Vancouver, BC, CANADA & San Diego, CA, USA – February 15, 2008 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious diseases, has issued its 22nd CEO Message from Jim DeMesa, MD, President & CEO. Today’s CEO Message provides a discussion of the company’s expected progress in 2008 and into 2009, including:

Omigard (prevention of catheter-related infections):

•

Phase III results in H2/08

•

NDA submission in H1/09

•

Rest of world partnership

Celgosivir (hepatitis C virus):

•

Phase II viral kinetics study results (including 600mg) in Q3/08

•

Partnership

CLS001 (rosacea and other dermatologic conditions):

•

Enter Phase III clinical development

MX-2401 (serious bacterial infections):

•

Further advancement through preclinical development (clinicals could begin in 2009)

To obtain a copy of the complete CEO Message, please visit the MIGENIX web site at www.migenix.com or contact Investor Relations at 1-800-665-1968, Extension 233 (also available on SEDAR and EDGAR).

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II and preclinical), the prevention of catheter-related infections (Phase III) and the treatment of dermatological diseases (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

 “Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: Phase III OmigardTM trial results in the second half of 2008 and if the results of this trial are positive, a new drug application (NDA) being submitted for OmigardTM in the first half of 2009; celgosivir Phase II viral kinetic results in the third quarter 2008; CLS001 entering into Phase III clinical development, partnerships; and other progress expected in 2008 and into 2009.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: Cadence’s ability to enroll sufficient patients to complete the OmigardTM Phase III trial; the adequacy of the OmigardTM trial design to generate data that are deemed sufficient by regulatory authorities to support potential regulatory filings, including acceptance and approval of an NDA, for OmigardTM; Cutanea Life Sciences’ ability to manage, fund and advance CLS001 into Phase III; the adequacy of the CLS001 Phase II results for regulatory authorities to support advancing to Phase III; our ability to manage licensing opportunities and arrangements; our ability to initiate, fund and complete non-clinical studies, clinical studies, manufacturing and all ancillary activities within our expected timelines; and future expense levels being within our current expectations.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F for and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.